SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(RULE 13e-4)
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

LIN TV CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.01 Par Value Per Share,
(Title of Class of Securities)

532 774 106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Gary R. Chapman
Chief Executive Officer
LIN TV Corp.
Four Richmond Square, Suite 200
Providence, Rhode Island 02906
(401) 454-2880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)
With a copy to:
Thomas S. Ward, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Telephone: (617) 526-6000
Telecopy: (617) 526-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$69,738,940	$8,209

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,094,008 shares of class A common stock of LIN TV Corp. having a weighted average exercise price of $22.54 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $117.70 per $1,000,000 of the transaction value.
**	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,209	Filing party: LIN TV Corp.
Form or Registration No.: Schedule TO	Date filed: November 21, 2005.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by LIN TV Corp. (the “Company”) with the Securities and Exchange Commission on November 21, 2005 (the “Schedule TO”) relating to an option exchange program being conducted by the Company for compensatory purposes. This Amendment No. 1 includes as Exhibit (a)(1) the Offer to Exchange Outstanding Stock Options, dated November 21, 2005, as amended on December 7, 2005, including Summary Term Sheet.
ITEM 12. EXHIBITS.
Item 12 is hereby amended to add the following exhibit, which is filed herewith:

(a)	(1) Offer to Exchange Outstanding Stock Options, dated November 21, 2005, as amended on December 7, 2005, including Summary Term Sheet.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

LIN TV CORP.
By:	/s/ William A. Cunningham
William A. Cunningham
Vice President and Controller
Date: December 7, 2005

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Offer to Exchange Outstanding Stock Options, dated November 21, 2005, as amended on December 7, 2005, including Summary Term Sheet.

5